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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended Dec. 29, 2012	Year Ended Dec. 31, 2011	Year Ended Jan. 1, 2011	Year Ended Jan. 2, 2010	Year Ended Jan. 3, 2009
Income before income tax expense	$90,914	$76,804	$49,151	$28,665	$15,817
Add:
Fixed charges	49,486	38,523	42,077	52,881	53,893

Income as adjusted	$140,400	$115,327	$91,228	$81,546	$69,710

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$47,660	$36,675	$40,048	$50,973	$52,498
Portion of rents representative of the interest factor	1,826	1,848	2,029	1,908	1,395

Fixed charges	$49,486	$38,523	$42,077	$52,881	$53,893

Ratio of earnings to fixed charges	2.8x	3.0x	2.2x	1.5x	1.3x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)